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                       March 22, 2024

       William Brundage
       Chief Financial Officer
       Ferguson plc
       1020 Eskdale Road, Winnersh Triangle, Wokingham
       Berkshire, RG41 5TS
       United Kingdom

                                                        Re: Ferguson plc
                                                            Form 10-K for the
Fiscal Year Ended July 31, 2023
                                                            File No. 001-40066

       Dear William Brundage:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                       Sincerely,


                       Division of Corporation Finance

                       Office of Trade & Services